National Security Life and Annuity Company

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

February 25, 2014

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: National Security Variable Account N

NScore Lite III Individual Variable Annuity

Post-Effective Amendment No. 6

File Nos. 811-10619 & 333-164068

Dear Ms. Roberts:

This letter is to generally describe changes made in the above-referenced post-effective amendment (the “Post-Effective Amendment”) filed by Registrant on February 24, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 9 other post-effective amendments with the Commission on February 24, 2014 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “filings”). The filings include the following:

Product filing	40 Act File No.	33 Act File No.

NScore Premier, Post-Effective Amendment No. 16	811-10619	333-125856
NScore Value, Post-Effective Amendment No. 14	811-10619	333-131513
NScore Xtra, Post-Effective Amendment No. 23	811-10619	333-76350
NScore Lite, Post-Effective Amendment No. 23	811-10619	333-76352
NScore Lite II, Post-Effective Amendment No. 8	811-10619	333-156428
NScore Xtra II, Post-Effective Amendment No. 6	811-10619	333-164074
NScore Premier II, Post-Effective Amendment No. 6	811-10619	333-164071
NScore Flex, Post-Effective Amendment No. 6	811-10619	333-164072
NScore Wrap, Post-Effective Amendment No. 6	811-10619	333-164076

Capitalized terms used herein have the meanings given to them in the filings. The filings were generally made to include the following changes:

• GLWB Preferred I.S. – Add a new version of a GLWB rider (single and joint), the GLWB Preferred I.S. The GLWB Preferred I.S. rider is substantially the same as the existing GLWB Preferred I.S. that Ohio National Variable Account A offers on most of its ONcore series of variable annuities, which the Staff reviewed last year.

• GLWB Plus – Add a new age band at age 70 and reduce the MAW rates for certain age bands for new issues. Reduce the annual credit on the single life version. Cease the issuance of the deferral credit and 8-year guaranteed principal protection riders in conjunction with the GLWB Plus. Increase the fees for riders applied for on or after May 1, 2014.

• M&E Fee – Increase the M&E fee for NScore Lite III contracts applied for on or after May 1, 2014.

The GLWB Preferred I.S. rider is included in 7 of the filings; the GLWB Plus in all 10 filings; and the M&E increase in 1 filing. The following table indicates which of the above changes are included in the individual filings:

	GLWB Preferred I.S.	GLWB Plus	M&E Fee

NScore Lite III (333-164068)	Included	Included	Included
NScore Premier (333-125856)	Included	Included	NA
NScore Value (333-131513)	Included	Included	NA
NScore Lite II (333-156428)	Included	Included	NA
NScore Premier II (333-164071)	Included	Included	NA
NScore Flex (333-164072)	Included	Included	NA
NScore Wrap (333-164076)	Included	Included	NA
NScore Xtra (333-76350)	NA	Included	NA
NScore Lite (333-76352)	NA	Included	NA
NScore Xtra II (333-164074)	NA	Included	NA

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,

/s/ Kimberly A. Plante

Kimberly A. Plante

Senior Associate Counsel